EXHIBIT 11

                               CELSION CORPORATION

                        COMPUTATION OF EARNINGS PER SHARE



                                          Three Months Ended March 31,          Six Months Ended March 31

                                                1998             1997              1998              1997



Net (loss) income                         (1,057,008)        (602,691)       (1,914,181)       (1,040,948)

Weighted average shares                    34,386,021       25,638,317        32,584,716        25,433,061
outstanding

Net (loss)income per common share              (0.03)         ($0.024)            (0.06)           ($0.04)


* Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.



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